UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No.2 )*

                                 Indymac BancorpInc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    456607100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                February 29, 2004
--------------------------------------------------------------------------------
              (Date of Event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 456607100             13G/A                       Page 2 of 5 Pages


1. NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         NWQ Investment Management Company, LLC
          47-0875103


2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)

3.    SEC USE ONLY


4.    CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF                5.  SOLE VOTING POWER                     5,531,080
SHARES
BENEFICIALLY             6.  SHARED VOTING POWER                   0
OWNED BY
EACH                     7.  SOLE DISPOSITIVE POWER                5,669,780
REPORTING PERSON
WITH                     8.  SHARED DISPOSITIVE POWER              0

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    5,669,780


10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         10.2 %

12. TYPE OF REPORTING PERSON*

          IA

Cusip No. 456607100             13G/A                       Page 3 of 5 Pages

Schedule 13G/A Additional Information

Item #
1. (a) Name of Issuer:
         Indymac Bancorp. Inc.

   (b) Address of Issuer's Principal Executive Offices: 155 North Lake Avenue Pasadena, California 91101-7211


2. (a) Name of Person Filing:
          NWQ Investment Management Company, LLC


   (b) Address of Principal Business Office for Each of the Above:
           2049 Century Park East, 4th Floor, Los Angeles, CA 90067

   (c)   Citizenship: Delaware, US


   (d)   Title of Class of Securities: Common


   (e)   CUSIP Number: 456607100


3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b). The person filing is a:
          Investment Adviser


4. Ownership:
   (a) Amount Beneficially Owned:                                    5,669,780
   (b) Percent of Class:                                                 10.2%
   (c) Number of shares as to which such person has:

         (i) sole power to vote or to direct the vote                5,531,080
        (ii) shared power to vote or to direct the vote                      0
       (iii) sole power to dispose or to direct the disposition of   5,669,780
        (iv) shared power to dispose or to direct the disposition of         0


5.  Ownership of Five Percent or Less of a Class:
        N/A

6.  Ownership of More than Five Percent on Behalf of Another Person:
        N/A

7.  Subsidiary

Cusip No. 456607100                13G/A                     Page 4 of 5 Pages



8.     Identification and Classification of Members of the Group:
           Not applicable

9.     Notice of Dissolution of Group:
           Not applicable.

10.  Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            March 9, 2004


                                            -----------------------
                                            Jon D. Bosse, CFA
                                            Chief Investment Officer,
                                            Managing Director

Cusip No. 456607100                13G/A                       Page 5 of 5 Pages

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTERNATIONAL MISSATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)